Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Straight Path Communications Inc.
Commission File No.: 1-36015

Straight Path Talking Points
FINAL – April 10, 2017

Q: Why are you acquiring Straight Path?
A: The acquisition will support AT&T's leadership in 5G, which will accelerate the delivery of new experiences for consumers and businesses like virtual and augmented reality, telemedicine, autonomous cars, smart cities and more.
It complements our January acquisition of FiberTower and augments our holdings of mmWave spectrum.

Q: In what band is the mmWave spectrum you're acquiring?
A: Straight Path holds spectrum rights in the 39 and 28 GHz bands. In the 39 GHz band, this includes spectrum in the 40 largest markets across the United States, including New York City, Los Angeles, San Francisco, Washington, DC and Atlanta

Q: What about the licenses that Straight Path had to surrender to the FCC when it entered a consent decree earlier this year?
A: The acquisition excludes the 196 licenses that Straight Path surrendered to the FCC per the terms of its January 2017 consent decree. Those licenses are now held by the FCC.

Q: Do you expect the FCC to auction the former Straight Path mmWave licenses?
A: I can't speculate as to what the FCC might do.

Q: How much are you paying for Straight Path?
A: The transaction has a total value of $1.6 billion which includes liabilities and amounts to be remitted to the FCC per the terms of Straight Path's January 2017 consent decree.  Straight Path shareholders will receive $1.25 billion, or $95.63 per share, which will be paid using AT&T stock.

Q: Why won't all the funds go to Straight Path shareholders?
A: In January, Straight Path entered into a consent decree with the FCC. Under the terms of the consent decree, Straight Path agreed to pay up to $100 million to the FCC unless it disposed of all its remaining licenses within 12 months. And it also agreed to pay 20% of the proceeds from the sale of the licenses, regardless of when such a sale occurs. As a result, 20% of the price we're paying for the acquisition will go to the FCC.

Q: Are you overpaying in order to meet the consent decree requirements?
A: We believe we're paying a fair price for the spectrum that we're acquiring. The FCC penalty is being borne by Straight Path shareholders via the 20% of the purchase price that will go to the FCC.

Q: Why wouldn't Straight Path pay the penalty to the FCC?
A: Straight Path is paying the penalty. The company and its shareholders are forfeiting 20% of the purchase price via the payment to the FCC, and this allows AT&T to ensure the payment gets made.

Q: Your release mentions the acquisition price includes liabilities in addition to the 20% to go to the FCC. How much are those liabilities?
A: We're not providing that level of detail, but it's small relative to the total transaction value.

Q: Why are you making this purchase in stock versus cash? Won't that be dilutive?
A: Payment in stock was what we negotiated with Straight Path. And it's good for Straight Path owners who will have an opportunity to defer taxes and will get shares of a stock with a strong dividend. Due to the size of this transaction any dilutive impact will be small.

Q: Why did Straight Path enter into a consent decree with the FCC?
A: The settlement with the FCC resolved an investigation regarding whether Straight Path demonstrated that had provided substantial service, and was therefore entitled to renew its spectrum licenses. You can learn more by reviewing Straight Path's 8-Ks filed in January 2017, which are available at http://www.b2i.us/profiles/investor/secDL.asp?c=1574460&ID=000121390017000265/0001213900-17-000265#LoadingArea and http://www.b2i.us/profiles/investor/secDL.asp?c=1574460&ID=000121390017000279/0001213900-17-000279#LoadingArea. Beyond that, I'd refer you to the Straight Path team for additional information.

Q: Will you keep Straight Path's employees?
A: This acquisition is primarily about securing additional mmWave spectrum to support our rollout of 5G in the coming years.

Q: Why are you acquiring the 28 GHz A2, A3 and B bands? Isn't the value of those bands low given they weren't part of the FCC's Spectrum Frontiers Report and Order?
A: The purchase price is primarily driven by the value of the 39 GHz and 28 GHz A1 spectrum. We'll look into putting the remaining 28 GHz spectrum into service if the FCC eventually permits flexible use in that band.

Q: With your acquisitions of mmWave spectrum from both Straight Path and FiberTower, are you concerned the FCC may require you to divest some licenses?
A: I can't speculate about what the FCC might do.

Q: Are you interested in acquiring additional mmWave spectrum?
A: I can't comment on specific plans; however, this transaction gives us enough spectrum at this time to pursue our 5G strategy.

Q: What's your timeline to deploy this spectrum?
A: We don't have a timeline to share, but we expect it will be tied to our deployment of 5G.

Q: Do AT&T shareholders need to vote on the transaction?
A: No AT&T shareholder vote is required.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T Inc. and Straight Path Communications, Inc., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and Straight Path Communications, Inc. and are subject to significant risks and uncertainties outside of our control.  This presentation may contain certain non-GAAP financial measures.  Reconciliations between the non- GAAP financial measures and the GAAP financial measures are available on the company's website at www.att.com/investor.relations. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Straight Path Communications, Inc. stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, and (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner.  Discussions of additional risks and uncertainties are contained in AT&T Inc.'s and Straight Path Communications, Inc.'s filings with the Securities and Exchange Commission.  Neither AT&T Inc. nor Straight Path Communications, Inc. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
The "quiet period" for FCC Spectrum Auction 1000 (also known as the 600 MHz incentive auction) is now in effect. During the quiet period, auction applicants are required to avoid discussions of bids, bidding strategy and post-auction market structure with other auction applicants.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T Inc. and Straight Path Communications, Inc.  In connection with the proposed merger, AT&T Inc. intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  STOCKHOLDERS OF STRAIGHT PATH COMMUNICATIONS, INC. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T Inc. and Straight Path Communications, Inc., without charge, at the SEC's website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T Inc. will be made available free of charge on AT&T Inc.'s investor relations website at http://www.att.com.  Copies of documents filed with the SEC by Straight Path Communications, Inc. will be made available free of charge on Straight Path Communications, Inc.'s investor relations website at http://spathinc.com/investors/.
Participants in Solicitation
AT&T Inc. and its directors and executive officers, and Straight Path Communications, Inc. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Straight Path Communications, Inc. common stock in respect of the proposed merger.  Information about the directors and executive officers of AT&T Inc. is set forth in the proxy statement for AT&T Inc.'s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 10, 2017.  Information about the directors and executive officers of Straight Path Communications, Inc. is set forth in the proxy statement for Straight Path Communications, Inc.'s 2017 Annual Meeting of Stockholders, which was filed with the SEC on November 22, 2016.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.